1875 K Street, NW Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

February 18, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Ladies and Gentlemen:

As discussed with the staff, enclosed please find a correspondence filing containing a PDF copy of the 485(a) filing for the following series of the iShares Trust:

iShares MSCI Indonesia Investable Market Index Fund

Should members of the staff have any questions or comments concerning this correspondence filing, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc: Jessica Bentley, Esq.